

January 6, 2010

Via U.S. Mail

Mr. Ben Roberts
Chief Executive Officer
Southfield Energy Corporation
1240 Blalock Road, Suite 150
Houston, Texas 77055

      Re: **Southfield Energy Corporation**
              Form S-1
              Filed September 21, 2009, as amended December 17, 2009
              File No. 333-162029

Dear Mr. Roberts:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

Financial Statements for the Quarterly Period Ended September 30, 2009

Statements of Operations, page F-20

1.   Please tell us why you believe 'Unsuccessful Exploratory Wells,' totaling $30,933 for the nine months ended September 30, 2009, should be reflected below your gross margin.

2.   In addition to your current disclosure, please include disclosure of the basic and diluted per-share amounts for net loss in total on the face of your Statements of Operations, as required by FASB ASC 260-10-45-2 [paragraph 36 of FAS 128].

Note 9 – Discontinued Operations, page F-28

3.   We note from your response to prior comment number 14 that "we have segregated all activities associated with discontinued operations from operating activities in the interim financial statements for all periods presented." Please note you are also required to retrospectively reclassify all annual prior periods to report the results of that component in discontinued operations in accordance with FASB ASC 205-20-45-3 [paragraph 43 of FAS 144] as we believe all financial statements included in the filing must comply with U.S. GAAP at the date of effectiveness or mailing.

Engineering Comments

General

4.   Our comments are keyed to the page numbers of the redlined Word© document that you furnished.

Statement of Operations, page F-3

5.   We note the increase in 2008 production costs – $54,218 to $120,686 – which results in a unit production cost of $16.93/BOE (=$120,686/7,128 BOE) instead of the $7.61/BOE disclosed on page 44. Please amend your document to disclose the correct unit production cost here and the annual production cost in the "Results of Operations" on page F-14.

6.   Please explain to us, and amend your document if it is appropriate, why the unit production cost for the standardized measure on page F-15 is $9.87/BOE (=$431,453/43,697 BOE) while your actual 2008 unit production cost is $16.93 per our comment above.

Notes to Financial Statements, page F-7

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-14

7.   In comment 19 in our November 23, 2009 letter, we reiterated our request that you comply with FAS 69, paragraphs 11 and 21. Please amend your document to disclose your:

- Cumulative net capitalized costs per Illustration 1 of FAS 69;

- Annual costs (whether capitalized or expensed) incurred in acquisition, exploration and development activities for each of the last two years per Illustration 2. This is a tabular presentation separate from the net capitalized costs above;

- Net proved reserves and net proved developed reserves per Illustration 4. Your current disclosure presents proved developed oil reserve figures that are larger than total proved oil reserves for year-end 2007 and year-beginning 2008;

8. In our prior comment 20 we asked that you amend your document to explain the revisions to your proved reserves per FAS 69, paragraph 11. Your response refers to an increase in gas reserves due to drilling, not due to new performance information or changing economics; your oil reserve revision figures do not correspond to those in your document. Please include the appropriate explanations in your next amended document.

9. In our prior comment 21, we asked that you explain to us the acquisition costs in 2007 and 2008 – $190,600 for each year – and amend your document as needed. Please include these acquisition costs in the appropriate "annual costs incurred" disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding the accounting comments. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via Facsimile
        J. Eric Johnson
        (713) 229-2642